

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
Mr. David B. Fischer
President and Chief Executive Officer
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

> **Re:  Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2011**
> **Filed December 16, 2011**
> **File No. 1-00566**

Dear Mr. Fischer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.  Please describe in this section any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303(a)(3)(ii) of Regulation S-K. Please also refer to Section III.B.3 of SEC Release No. 34-48960, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm. For instance, please discuss in this section the impact of the decline in industrial packaging demand, particularly in Western Europe, that you reference in your press release provided with your current report on Form 8-K furnished on December 13, 2011. We note also related statements made by your officers during your fourth quarter 2011 earnings conference call, and your

reference in your risk factor disclosure at page 8 of your annual report on Form 10-K regarding the volatility of the current economic climate, especially in Western Europe.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317, Laura Nicholson (Staff Attorney) at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director